SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 18, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures:

Nokia stock exchange release dated May 18, 2016: Nokia signs strategic brand and intellectual property licensing agreement enabling HMD global to create new generation of Nokia-branded mobile phones and tablets

Nokia signs strategic brand and intellectual property licensing agreement enabling HMD global to create new generation of Nokia-branded mobile phones and tablets

Nokia Corporation

Stock Exchange Release

May 18, 2016 at 12:05 (CET +1)

Nokia signs strategic brand and intellectual property licensing agreement enabling HMD global to create new generation of Nokia-branded mobile phones and tablets

Espoo, Finland — Nokia has announced plans that will see the Nokia brand return to the mobile phone and tablet markets on a global basis. Under a strategic agreement covering branding rights and intellectual property licensing, Nokia Technologies will grant HMD global Oy (HMD), a newly founded company based in Finland, an exclusive global license(1) to create Nokia-branded mobile phones and tablets for the next ten years. Under the agreement, Nokia Technologies will receive royalty payments from HMD for sales of Nokia-branded mobile products, covering both brand and intellectual property rights.

HMD has been founded to provide a focused, independent home for a full range of Nokia-branded feature phones, smartphones and tablets. To complete its portfolio of Nokia branding rights, HMD announced today that it has conditionally agreed to acquire from Microsoft the rights to use the Nokia brand on feature phones, and certain related design rights. The Microsoft transaction is expected to close in H2 2016. Together these agreements would make HMD the sole global licensee for all types of Nokia-branded mobile phones and tablets. HMD intends to invest over USD 500 million over the next three years to support the global marketing of Nokia-branded mobile phones and tablets, funded via its investors and profits from the acquired feature phone business.

Nokia-branded feature phones remain one of the most popular choices of mobile phone in many markets around the world today, and HMD will continue to market them as part of an integrated portfolio alongside a new range of smartphones and tablets. HMD’s new smartphone and tablet portfolio will be based on Android, uniting one of the world’s iconic mobile brands with the leading mobile operating system and app development community.

As also announced today by FIH Mobile Limited (FIH), a subsidiary of Hon Hai Precision Industries (trading as Foxconn Technology Group), the remainder of Microsoft’s feature phone business assets, including manufacturing, sales and distribution, would be acquired by FIH. HMD and Nokia Technologies have signed an agreement with FIH to establish a collaboration framework to support the building of a global business for Nokia-branded mobile phones and tablets. This agreement will give HMD full operational control of sales, marketing and distribution of Nokia-branded mobile phones and tablets, with exclusive access to the pre-eminent global sales and distribution network to be acquired from Microsoft by FIH, access to FIH’s world-leading device manufacturing, supply chain and engineering capabilities, and to its growing suite of proprietary mobile technologies and components.

Nokia will provide HMD with branding rights and cellular standard essential patent licenses in return for royalty payments, but will not be making a financial investment or holding equity in HMD.  Nokia Technologies will take a seat on the Board of Directors of HMD and set mandatory brand requirements and performance related provisions to ensure that all Nokia-branded products exemplify consumer expectations of Nokia devices, including quality, design and consumer focused innovation.

HMD would be led, once the Microsoft transaction closes, by Arto Nummela as CEO, who previously held senior positions at Nokia and is currently the head of Microsoft’s Mobile Devices business for Greater Asia, Middle East and Africa, as well as Microsoft’s global Feature Phones business. HMD’s president on closing would be Florian Seiche, who is currently Senior Vice President for Europe Sales and Marketing at Microsoft Mobile, and previously held key roles at Nokia, HTC and other global brands.

Ramzi Haidamus, president of Nokia Technologies, said:

“Today marks the beginning of an exciting new chapter for the Nokia brand in an industry where Nokia remains a truly iconic name. Instead of Nokia returning to manufacturing mobile phones itself, HMD plans to produce mobile phones and tablets that can leverage and grow the value of the Nokia brand in global markets. Working with HMD and FIH will let us participate in one of the largest consumer electronics markets in the world while staying true to our licensing business model.”

Arto Nummela, CEO-designate of HMD, said:

“We will be completely focused on creating a unified range of Nokia-branded mobile phones and tablets, which we know will resonate with consumers. Branding has become a critical differentiator in mobile phones, which is why our business model is centered on the unique asset of the Nokia brand and our extensive experience in sales and marketing. We will work with world class providers in manufacturing and distribution to move quickly and deliver what customers want.”

Vincent Tong, Chairman of FIH, added:

“We are looking forward to fostering a strong and long-term collaboration with HMD global and Nokia. We are impressed by the experience and expertise of the HMD management team and are committed to supporting them with our manufacturing, technology and supply chain capabilities, to capture market opportunities together in the future.”

(1) Excluding Japan

About Nokia Technologies

Nokia Technologies (TECH) is Nokia’s advanced technology and licensing business. Formed in 2014, TECH builds upon Nokia’s solid foundation of industry-leading licensing and technology R&D capabilities. By focusing on Digital Health, Digital Media, Brand Licensing, and Patent Licensing, TECH is expanding the human possibilities of the ever-evolving world of technology. In 2015, Nokia Technologies launched OZO, the world’s first virtual reality (VR) camera designed for professionals.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. http://nokia.com

About HMD global

Registered and headquartered in Helsinki, Finland, HMD is a new private venture founded to create a new generation of Nokia-branded mobile devices. HMD is run by a group of experienced industry leaders, including CEO Arto Nummela, previously of Nokia and currently the head of Microsoft’s Mobile Devices business for Greater Asia, Middle East and Africa as well as Microsoft’s global Feature Phones business, and President Florian Seiche, who is currently Senior Vice President for Europe Sales and Marketing at Microsoft Mobile, and previously held key roles at Nokia, HTC and other global brands.

www.hmdglobal.com

ENQUIRIES

Media Enquiries:

Nokia Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Brunswick (adviser to Nokia Technologies)

Tel. +44 (0) 20 7404 5959 (London)

Tel. +1 (415) 671 7676 (San Francisco)

Tel. +86 (10) 5960-8600 (Beijing)

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses; C) expectations regarding market developments, general economic conditions and structural changes; D) expectations and targets regarding financial performance, results, operating expenses, taxes, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; E) timing of the deliveries of our products and services, including expected deliveries of Nokia-branded products collaboration and partnering arrangements; F) expectations and targets regarding collaboration and partnering arrangements, as well as our expected customer reach; G) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in  connection with any such restructurings, investments, divestments and acquisitions; and H) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our dependence on general economic and market conditions and other developments in the economies where we operate; 3) our dependence on the development of the industries in which we operate, including the telecommunications industry; 4) our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to healthcare, tax matters and exchange controls, among others; 5) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 6) our dependence on a limited number of customers and large multi-year agreements; 7) Nokia Technologies’ ability to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 8) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 9) our exposure to direct and indirect regulation, economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties; 10) our reliance on third-party solutions for data storage and the distribution of products and services, which expose us to risks relating to security, regulation and cybersecurity breaches; 11) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned; 12) our ability to retain, motivate, develop and recruit appropriately skilled employees; 13) our ability to manage our manufacturing, service creation, delivery, logistics and supply chain processes, and the risk related to our geographically concentrated production sites; 14) exchange rate fluctuations; 15) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 16) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; 17) performance failures by our partners or failure to agree to partnering arrangements with third parties; and 18) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent, as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal